Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended
	March 27, 2004	March 29, 2003
Income before taxes	$2,544	$1,316

Add fixed charges	28	25

Income before taxes and fixed charges	$2,572	$1,341

Fixed charges:
Interest	$18	$14
Estimated interest component of rental expense	10	11

Total	$28	$25

Ratio of earnings before taxes and fixed charges, to fixed charges	92	54